Exhibit 99.94

PRESS RELEASE
Aya Gold & Silver Provides 2026 Outlook and Strategic Priorities
Focus on Optimizing Zgounder Silver Mine and Accelerating the Boumadine Polymetallic Project

Montreal, Quebec, January 27, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to provide its 2026 outlook and present the Corporation’s key operational and strategic priorities that will guide execution in the coming year. All amounts are in U.S. dollars unless otherwise indicated.
Highlights
•2026 Outlook
•Total production: 6.2 to 6.8 million silver-equivalent1 ounces (“Moz AgEq”).
•Zgounder production: 5.2 to 5.8 million silver ounces (“Moz Ag” for 2026) at an average cost2,3 of $21.50/oz.
•Boumadine pyrite stockpile reclaiming and commercialization: approximately 1.0Moz AgEq1 at $10.10/oz AgEq cash cost1,2,3.
•Key 2026 Operational and Strategic Priorities
•Optimize operations at our Zgounder silver mine supported by sustaining and growth capital investments of $36 million allocated to key projects.
•Evaluate potential to increase plant capacity beyond current levels.
•Accelerate development of the Boumadine polymetallic project through extensive drilling program, feasibility fieldwork, ESIA, and flowsheet improvements, including additional roasting test work.
•Update Mineral Resource at Boumadine in H2-2026.
•Execute a 230,000-metre (“m”) drilling program in 2026, as part of a comprehensive 2026 exploration and development program, including permit acquisition and prospection to expand resources and enhance long-term optionality.
•U.S. listing expected in H1-2026 to broaden investor access, enhance liquidity.
1.AgEq ounces are calculated at an 80:1 Au:Ag ratio.
2.Cash costs are a non-IFRS measure with no standardized meaning under IFRS and may not be comparable to other issuers; see our latest MD&A for details.
3.Cash cost outlook is based on various assumptions; see “Outlook Assumptions” later in this release.

“2025 was a pivotal year for Aya, marked by the successful completion of key milestones across production, development, and exploration, positioning the company to deliver record financial results. Building on this strong foundation, our focus in 2026 shifts to disciplined execution across our portfolio,” said Benoit La Salle, President & CEO.
“Our objectives center on continuous optimization at the Zgounder silver mine, including incremental throughput enhancements to maximize cash flow, fast-tracking feasibility work at Boumadine, and executing a bold exploration program. Together these initiatives span the full value chain and are designed to enhance scalability, expand resources, and advance development opportunities. We enter 2026 with strong momentum, a robust balance sheet, and a supportive market environment, positioning us well to deliver strong margins, generate free cash flow, and drive long-term value creation for all stakeholders.”
Key 2026 Priorities
Aya’s 2026 priorities are focused on delivering strong performance at Zgounder, advancing growth at Boumadine, strengthening our development pipeline, expanding our resource base, and creating a clear path for long-term growth. We are providing additional detail on these plans, which have been reviewed and approved by our Board of Directors.
ZGOUNDER SILVER MINE
•Optimize operations of our Zgounder silver mine, ensuring mining and processing throughput are aligned to support production targets. Sustained capital investments of approximately $36 million will support:
•Open-pit development and underground development: Mining, electrical and water pumping infrastructure, to open new levels below the 1900m level and continue the ramp to the granite contact. Enhanced grade control via blast-movement control and bench-by-bench modeling (implemented in H2-2025) to maximise ore recovery.
•Processing facilities: execute capital projects to enable sustained processing rate of approximately 3,650 tpd.
•Expansion of the tailings storage facility (“TSF”) to support ongoing operations.
•Evaluate potential to increase plant capacity beyond current levels.
BOUMADINE POLYMETALLIC PROJECT
•Accelerate development of the Boumadine polymetallic project through feasibility-level fieldwork, trade-off studies and the ongoing ESIA, including metallurgical testwork, processing and mining studies, water management assessments and infrastructure design.
•Deliver resource update in H2-2026 and update PEA accordingly.
EXPLORATION
•Execute a comprehensive 2026 exploration and development program at Zgounder and Boumadine to expand resources and support long-term optionality.

•Zgounder - Near-Mine Drilling (20,000 m): Underground exploration west of the Zgounder Fault, pit-adjacent programs to confirm continuity, extend high-grade zones, and support production and resource updates. Activities leverage AI and remote sensing results from 2025 and include detailed near-mine mapping.
•Zgounder - Regional Exploration (10,000 m): Targeting satellite deposits at Zgounder East, Iriri, Touchkal and Zgounder North. Greenfield drilling, target generation, and regional geological mapping aim to expand the resource base and identify long-term growth opportunities.
•Boumadine drilling (200,000 m): Infill drilling (180,000 m - half of two-year 360,000 plan) to convert inferred resources into measured and indicated categories, plus regional drilling (20,000 m) on targets including follow-up on Asirem structures. Technical advancement includes geological mapping, detailed surface mapping, core scanning, core-shack upgrades, metallurgical testwork, and support to the feasibility study.
•Budget allocation: Exploration initiatives supported by ~$60 million covering drilling and other exploration activities across all projects.
OTHER STRATEGIC OBJECTIVES
•Pursue a U.S. listing expected Q2 2026 to broaden investor access, enhance liquidity
•Aya is targeting a U.S. listing in mid 2026. The Corporation believes this step will broaden access to U.S. investors, enhance trading liquidity and better align Aya’s market presence with the scale of its growth profile. Management intends to commence the necessary preparations, including engaging advisors, preparing required filings with the U.S. Securities and Exchange Commission, and satisfying applicable listing requirements. There can be no assurance that the U.S. listing will be completed or as to the timing of any such listing.
2026 Operational Outlook
Building on the operational and exploration achievements of 2025, Aya expects 2026 to be a year of execution, focused on operations and advancing exploration and development initiatives.
Based on the current mine plan and operating assumptions, the corporation expects the following in 2026:
•Total Production: between 6.2 and 6.8 Moz AgEq.
•Zgounder Silver Mine: production of 5.2 to 5.8 million Moz Ag, at an average cash cost of approximately $21.50/oz Ag.
•Boumadine pyrite stockpile reclaiming and commercialization: production of approximately 1.0 Moz AgEq at a cash cost of approximately $10/oz AgEq.
•Planned capital and exploration expenditures of respectively $36 and $60 million subject to ongoing review and market conditions.
Looking ahead, we believe that the current industry landscape, together with expectations for a supportive silver price environment, is expected to support strong margins and free cash flow generation, providing confidence in our strategy to pursue opportunities across our portfolio. Following a positive Preliminary Economic Assessment, Aya remains focused on executing the Boumadine feasibility study and associated technical programs to advance the project toward development. Our results to date continue to demonstrate Boumadine’s potential, characterized by meaningful scale, favorable geology, and significant resource expansion upside. Supported by a strong balance sheet, Aya is well positioned to invest in its future through disciplined capital allocation and continued exploration investment, with a continued focus on delivering long-term value for all stakeholders.
Outlook Assumptions
1.AgEq ounces are at an 80:1 Au:Ag ratio
2.Cash costs are a non-IFRS financial measure and has no standardized meaning under IFRS Accounting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. Refer to our latest “MD&A” for a detailed description of the measure.
3.Cash cost outlook is based on various assumptions and estimates, including, but not limited to: production volumes, commodity prices (2026 - Ag: $50.00/oz, Au: $4,000/oz) foreign currency exchange rates (2025 - CAD/USD:1.40, MAD/USD:9.00) and operating costs.
Qualified Person
The technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established exploration leadership through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, an extensive mineralized footprint, and significant potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “expect”, “potential”, “plan”, “believe”, “objective”, “estimate”, “assume”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements and information with respect to the Corporation’s 2026 production outlook and key operational and strategic priorities, including continuous optimization at the Zgounder mine, sustaining steady-state production, advancing feasibility work at Boumadine, and executing a bold exploration program, the listing of the Corporation’s shares in the U.S., the Corporation’s capital and exploration expenditures and its margins and free cash flow generation.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, the Corporation’s ability to timely receive any requisite approvals, permits or licences; the Corporation’s ability to import goods and machinery; the Corporation’s ability to engage and retain all necessary personnel in order to operate its business properly and without interruption; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including the Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates); the Corporation’s ability to meet or achieve estimates, projections and forecasts; assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such explorations activities; the price of silver; the price of gold; exchange rates; taxation levels; fuel and energy costs; future economic conditions; the Corporation’s ability to meet current and future obligations; the Corporation’s ability to obtain timely financing on reasonable terms when required; anticipated future estimates of free cash flow; estimate future production; the current and future social, economic and political conditions and environment in which the Corporation operates; and other assumptions and factors generally associated with the mining industry. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.